As filed with the U.S. Securities and Exchange Commission on November 22, 2019
Registration No. 333-233939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIAMOND S SHIPPING INC.
(Exact name of registrant as specified in its charter)
Republic of the Marshall Islands	4412	98-1480128
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
33 Benedict Place
Greenwich, Connecticut 06830
(203) 413-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Craig H. Stevenson, Jr.
Chief Executive Officer, President and Director
Diamond S Shipping Inc.
33 Benedict Place
Greenwich, Connecticut 06830
(203) 413-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Randi L. Strudler
Bradley Brasser
Jones Day
250 Vesey Street
New York, New York 10281-1047
(212) 326-3939

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effectiveness of this Registration Statement.
If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒   Registration No. 333-233939
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☐
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☐
This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-233939) (the “Registration Statement”) of Diamond S Shipping Inc. (the “Company”) is being filed solely to file the following exhibits to the Registration Statement: (a) Exhibit 1.1 (Form of Underwriting Agreement); (b) Exhibit 23.1 (Consent of Deloitte Certified Public Accountants S.A.); (c) Exhibit 23.2 (Consent of Deloitte Certified Public Accountants S.A.); and (d) Exhibit 23.3 (Consent of Deloitte & Touche LLP). This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. In accordance with Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 shall become effective upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) The following Exhibits are filed as part of this registration statement unless otherwise indicated.
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.
Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement+
2.1	Transaction Agreement, dated as of November 27, 2018 (the “Transaction Agreement”), by and among DSS Holdings L.P., DSS Crude Transport Inc., DSS Products Transport Inc., Diamond S Technical Management LLC, Capital Product Partners L.P., Athena SpinCo Inc., Athena Mergerco 1 Inc., Athena Mergerco 2 Inc., Athena Mergerco 3 LLC, and Athena Mergerco 4 LLC (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 10, initially filed on December 21, 2018 (the “Form 10”))†
2.2	Amendment No. 1 to the Transaction Agreement, dated as of March 7, 2019 (incorporated by reference to Exhibit 2.2 to the Form 10)
3.1	Amended and Restated Articles of Incorporation of Diamond S Shipping Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on March 21, 2019 (the “March 21 Form 8-K”))
3.2	Amended and Restated Bylaws of Diamond S Shipping Inc. (incorporated by reference to Exhibit 3.2 to the March 21 Form 8-K)
4.2	Registration Rights Agreement, dated March 27, 2019 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on March 29, 2019 (the “March 29 Form 8-K”))
4.3	Director Designation Agreement, dated March 27, 2019, with the Former CPLP Investors (incorporated by reference to Exhibit 10.2 to the March 29 Form 8-K)
4.4	Director Designation Agreement, dated March 27, 2019, with the WLR Investors (incorporated by reference to Exhibit 10.3 to the March 29 Form 8-K)
4.5	Director Designation Agreement, dated March 27, 2019, with the First Reserve Investors (incorporated by reference to Exhibit 10.4 to the March 29 Form 8-K)
5.1	Opinion of Seward & Kissel LLP*
10.1	Management and Services Agreement, dated March 27, 2019 (incorporated by reference to Exhibit 10.5 to the March 29 Form 8-K)
10.2	Commercial Management Agreement, dated March 27, 2019 (incorporated by reference to Exhibit 10.6 to the March 29 Form 8-K)
10.3	Form of Technical Management Agreement (incorporated by reference to Exhibit 10.7 to the March 29 Form 8-K)
10.4	Credit Agreement, dated as of March 17, 2016 (the “$75,000,000 Credit Facility Agreement”), relating to a senior secured post-delivery term loan facility in the aggregate principal amount of up to $75,000,000, by and among, inter alios, DSS Vessel IV LLC, as Borrower, the lenders from time to time party thereto, Nordea Bank Finland Plc, New York Branch, as administrative agent, collateral agent and as a lender, and Diamond S Shipping II LLC, as the Parent Guarantor and the subsidiary guarantors party to the guaranty thereunder (incorporated by reference to Exhibit 10.4 to the Form 10)
10.5	Amendment No. 1 to the $75,000,000 Credit Facility Agreement, dated as of November 27, 2018 (incorporated by reference to Exhibit 10.5 to the Form 10)

Exhibit No.	Description of Exhibit
10.6	Credit Agreement, dated as of August 19, 2016 (the “$235,000,000 Credit Facility Agreement”), relating to a term loan and revolving loan facility in the aggregate principal amount of up to $235,000,000, by and among, inter alios, DSS Vessel LLC, as Borrower, the lenders from time to time party thereto, DNB Bank, ASA, as administrative agent and collateral agent, Diamond S Shipping II LLC, as Parent Guarantor, and the subsidiary guarantors party to the guaranty thereunder (incorporated by reference to Exhibit 10.6 to the Form 10)
10.7	Amendment No. 1 to the $235,000,000 Credit Facility Agreement, dated as of November 27, 2018 (incorporated by reference to Exhibit 10.7 to the Form 10)
10.8	Credit Agreement, dated as of June 6, 2016 (the “$460,000,000 Credit Facility Agreement”), relating to a term loan facility in an amount of up to $460,000,000, by and among, inter alios, DSS Vessel II, LLC, as Borrower, the various other lenders party from time to time thereto, Nordea Bank Finland Plc, New York Branch, as administrative agent, collateral agent and as a lender, Diamond S Shipping III LLC, as Parent Guarantor, and the subsidiary guarantors party to the guaranty thereunder (incorporated by reference to Exhibit 10.8 to the Form 10)
10.9	Amendment No. 1 to the $460,000,000 Credit Facility Agreement, dated as of November 27, 2018 (incorporated by reference to Exhibit 10.9 to the Form 10)
10.10	Credit Agreement, dated as of August 9, 2016 (the “$66,000,000 Credit Facility Agreement”), relating to a term loan facility in the aggregate amount of up to $66,000,000, by and among, inter alios, NT Suez Holdco LLC, as Borrower, the lenders party from time to time thereto, Crédit Agricole Corporate and Investment Bank, as administrative agent, collateral agent and as a lender, NT Suez GP LLC, as Parent Guarantor, and the subsidiary guarantors party to the guaranty thereunder (incorporated by reference to Exhibit 10.10 to the Form 10)
10.11	Amendment No. 1 to the $66,000,000 Credit Facility Agreement, dated as of November 27, 2018 (incorporated by reference to Exhibit 10.11 to the Form 10)
10.12	Credit Agreement, dated as of March 27, 2019 (the “$300,000,000 Credit Facility Agreement”), relating to a term loan facility in the aggregate amount of up to $300,000,000 and revolving facility in the amount of up to $60,000,000, by and among, inter alios, Diamond S Finance LLC, as Borrower, the lenders party from time to time thereto, Nordea Bank ABP, New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the March 29 Form 8-K)
10.13	Amendment No. 1 to the $300,000,000 Credit Facility Agreement, dated May 14, 2019 (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2019)
10.14	Diamond S Shipping Inc. 2019 Equity and Incentive Compensation Plan, amended as of March 27, 2019 (incorporated by reference to Exhibit 10.9 to the March 29 Form 8-K)
10.15	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the March 21 Form 8-K)
10.16	Form of Amended and Restated Employment Agreement (incorporated by reference to Exhibit 10.13 to the Form 10)
21.1	Subsidiaries of the Company*
23.1	Consent of Deloitte Certified Public Accountants S.A.+
23.2	Consent of Deloitte Certified Public Accountants S.A.+
23.3	Consent of Deloitte & Touche LLP+
23.4	Consent of Seward & Kissel LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*

Exhibit No.	Description of Exhibit
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Linkbase Document*

†
Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish a copy of any such omitted schedule or similar attachment to the SEC upon request.

*
Previously filed.

+
Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, New York on the 22nd day of November, 2019.
DIAMOND S SHIPPING INC.
By:	/s/ Kevin M. Kilcullen
Name:	Kevin M. Kilcullen
Title:	Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
* Craig H. Stevenson, Jr.	Chief Executive Officer, President and Director (Principal Executive Officer)	November 22, 2019
/s/ Kevin M. Kilcullen Kevin M. Kilcullen	Chief Financial Officer (Principal Financial and Accounting Officer)	November 22, 2019
* Alexandra Kate Blankenship	Director	November 22, 2019
* Gerasimos G. Kalogiratos	Director	November 22, 2019
* Harold L. Malone III	Director	November 22, 2019
* Nadim Z. Qureshi	Chairman	November 22, 2019
* Bart H. Veldhuizen	Director	November 22, 2019
* Gerasimos Ventouris	Director	November 22, 2019
*By: /s/ Kevin M. Kilcullen Kevin M. Kilcullen Attorney-in-fact